Exhibit (a)(1)(v)

Macquarie Global Infrastructure Total Return Fund Inc.

A Member of the Macquarie Group of Companies

125 West 55th Street	Telephone	+1 212 231 1000
New York NY 10019	Facsimile	+1 212 231 1878
UNITED STATES	Internet	www.macquarie.com/mgu

March 6, 2013

Dear Fund Stockholder:

We are pleased to inform you that Macquarie Global Infrastructure Total Return Fund Inc., a closed-end management investment company organized under the laws of the state of Maryland (“MGU,” “we,” “us” or the “Fund”) is offering to purchase for cash up to 1,385,366 (approximately 10%) of its issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer will expire at 12:00 midnight, New York City time, on April 3, 2013, unless extended (such date and time, as the same may be extended, the “Expiration Date”).

On the terms and subject to the conditions of the Offer, we will pay a purchase price per share for shares validly tendered and not properly withdrawn in the Offer, equal to 92% of our net asset value (“NAV”) per share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on the business day immediately following the day the Offer expires (such price, expressed as a percentage of NAV per share, the “Purchase Price”), net to you in cash, less applicable withholding taxes and without interest.

All shares that the Fund does not accept for purchase because of proration will be returned at the Fund’s expense to the stockholders that tendered such shares promptly after the Expiration Date.

The Fund’s Board of Directors (“Board”) believes that the Offer will provide stockholders with an alternative source of liquidity for their investment in the shares. The Offer is the second of two tender offers announced by the Fund on October 17, 2012. The Offer is being, and the initial tender offer was, conducted pursuant to a settlement agreement entered into by and among the Fund and certain Fund stockholders. Those stockholders agreed, subject to the terms of the settlement agreement, not to, among other things, submit nominations for the election or removal of directors, submit stockholder proposals or purchase additional shares of the Fund. In approving the Offer, the Board considered a number of factors, including: that the Offer could enable stockholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer could increase liquidity for common stockholders; that the Offer is expected to have an accretive impact to NAV per share for common stockholders who remain invested in the Fund; and that the Offer may assist in narrowing the discount to NAV per share at which the shares trade. The Board also considered whether the Offer would be consistent with the investment and other policies of the Fund; the potential impact the Offer may have on the asset size and expenses of the Fund; and the potential impact of the Offer on the Fund’s ability to implement its investment strategies and achieve its investment objective.

Macquarie Capital Investment Management LLC is not an authorised deposit-taking institution for the purposes of the Banking Act (Commonwealth of Australia) 1959, and Macquarie Capital Investment Management LLC’s obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital Investment Management LLC.

Macquarie Capital Investment Management LLC

The Board has approved the Offer. However, none of the Fund, its Board, its investment adviser or the information agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in the offer to purchase and in the related letter of transmittal, including the Fund’s reasons for making the Offer.

Very truly yours,

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

By:
Brad Frishberg
Director, Chief Executive Officer and President